SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 15)*

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V.
(Name of Issuer)

AMERICAN DEPOSITARY SHARES, EACH REPRESENTING TEN SERIES B SHARES SERIES B SHARES, WITHOUT PAR VALUE
(Title of Class of Securities)

40051E202
(CUSIP Number)

Fernando Chico Pardo c/o Promecap, S.A. de C.V. Bosque de Alisos No. 47A-3, Bosque de las Lomas CP 05120, Ciudad de Mexico, Mexico +52 55 1105 0800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With a copy to: Adam Brenneman, Esq. Cleary, Gottlieb, Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000
August 28, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40051E202
1.	Names of Reporting Persons Fernando Chico Pardo
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☒ ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United Mexican States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 40,519,378
	8.	Shared Voting Power 22,950,000
	9.	Sole Dispositive Power 40,519,378
	10.	Shared Dispositive Power 22,950,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,469,378
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 22.91%
14.	Type of Reporting Person (see instructions) IN

CUSIP No. 40051E202
1.	Names of Reporting Persons. CHPAF Holdings, S.A.P.I. de C.V.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☒ ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF and OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United Mexican States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 40,519,378
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 40,519,378
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,519,378
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class B Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 14.63%
14.	Type of Reporting Person (see instructions) CO

Amendment No. 15 to Schedule 13D

The Reporting Persons hereby amend and supplement the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 9, 2007, as amended by Amendment No. 1 thereto filed on May 14, 2007, Amendment No. 2 thereto filed on June 4, 2007, Amendment No. 3 thereto filed on June 5, 2007, Amendment No. 4 thereto filed on June 20, 2007, as amended and restated by Amendment No. 5 thereto filed on June 20, 2007, as amended by Amendment No. 6 thereto filed on August 22, 2007, as amended by Amendment No. 7 thereto filed on May 23, 2008, as amended by Amendment No. 8 thereto filed on June 2, 2008, as amended by Amendment No. 9 thereto filed on July 3, 2008, as amended by Amendment No. 10 thereto filed on June 23, 2010, as amended by Amendment No. 11 thereto filed on October 14, 2010, as amended by Amendment No. 12 thereto filed on November 8, 2011, as amended by Amendment No. 13 thereto filed on January 5, 2012, and as amended by Amendment No. 14 filed on March 12, 2012 (the “Schedule 13D”) with respect to, among other things, the Reporting Persons’ beneficial ownership of series B shares (“Series B Shares”) (including Series B Shares underlying the American Depositary Shares (“ADSs”)) of Grupo Aeroportuario del Sureste, S.A.B. de C.V., a limited liability publicly traded corporation with variable capital stock (sociedad anónima bursátil de capital variable) (the “Company”), organized under the laws of the United Mexican States (“Mexico”). According to its public filings with the Commission, the Company, through its subsidiaries, operates airports in the southeastern region of Mexico. Defined terms used but not defined herein shall have the respective meanings given to such terms in the Schedule 13D.

Item 1.  Security and Issuer

Item 1 is hereby amended so that all references in the Item to “Mexico, D.F.”, or any variation thereof, shall now read as “Ciudad de Mexico”:

Item 2. Identity and Background

Item 2 is hereby amended so that all references in the Item to “Mexico, D.F.”, or any variation thereof, shall now read as “Ciudad de Mexico” and by adding at the end of the Item the following:

The principal business address of CHAPF Holdings, S.A.P.I. de C.V., a Mexican sociedad anónima promotora de inversiones de capital variable (“CHAPF”), is Bosque de Alisos No. 47A-3, Bosques de las Lomas CP 05120, Ciudad de Mexico, Mexico. During the last five years, CHAPF has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to laws. The name, citizenship, present principal occupation or employment of each director and executive officer of CHAPF is set forth in Schedule A hereto.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding at the end of the Item the following:

Mr. Chico/CHAPF acquired 2,773,081 Shares for a sum of around Ps.790.4 million pursuant to negotiated transactions in the market with a mixture of cash on hand and lines of credit from commercial banks.

Item 4.  Purpose of Transaction

Item 4 is hereby amended by adding at the end of the Item the following paragraphs:

On December 3, 2018, Agrupación Aeroportuaria Internacional III, S.A. de C.V. and Servicios de Estrategia Patrimonial, S.A. de C.V. merged with CHAPF Holdings, S.A.P.I. de C.V. to become CHAPF Holdings, S.A.P.I. de C.V. CHAPF Holdings, S.A.P.I. de C.V. thus became the successor in interest to both Agrupación Aeroportuaria Internacional III, S.A. de C.V. and Servicios de Estrategia Patrimonial, S.A. de C.V.

While Mr. Chico and CHAPF may continue to buy additional Shares in negotiated transactions in the market, their plans and proposals for the Company have not changed.

Item 5.  Interest in Securities of the Issuer

Section (c) of Item 5 is hereby amended to state the following:

(c) Except as set forth in this statement, no transactions in Shares were effected by the Reporting Persons during the 60 day period ended August 28, 2019.

Date	Amount of Securities	Price per Share (Mexican Pesos)	Where and How Effected
24-Jul-19	446,826	294.87	Open Market
25-Jul-19	160,000	297.59	Open Market
26-Jul-19	44,231	294.26	Open Market
29-Jul-19	20,000	295.64	Open Market
30-Jul-19	10,000	299.99	Open Market
31-Jul-19	200,000	292.19	Open Market
1-Aug-19	3,303	290.00	Open Market
2-Aug-19	70,000	287.35	Open Market
6-Aug-19	75,000	286.91	Open Market
7-Aug-19	50,000	287.07	Open Market
8-Aug-19	97,203	284.75	Open Market
9-Aug-19	100,000	284.47	Open Market
12-Aug-19	12,260	279.82	Open Market
13-Aug-19	52,712	277.12	Open Market
14-Aug-19	154,120	276.83	Open Market
15-Aug-19	60,688	272.70	Open Market
16-Aug-19	6,908	275.29	Open Market
19-Aug-19	150,000	278.00	Open Market
20-Aug-19	350,000	282.25	Open Market
21-Aug-19	7,213	279.96	Open Market
22-Aug-19	200,000	280.34	Open Market
23-Aug-19	423,110	277.98	Open Market
26-Aug-19	65,000	279.56	Open Market
27-Aug-19	14,507	279.56	Open Market

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2019

FERNANDO CHICO PARDO

By:	/s/ Fernando Chico Pardo

CHPAF HOLDINGS, S.A.P.I. DE C.V.

By:	/s/ Fernando Chico Pardo
Name:	Fernando Chico Pardo
Title:	Attorney in fact

Schedule A

Board of Directors s of CHAPF Holdings, S.A.P.I. de C.V.

The following sets forth the name, citizenship and present principal occupation or employment of each director of CHAPF. To the best of the Reporting Persons’ knowledge, except as set forth on Schedule 13D, none of the directors of CHAPF owns any Shares or any other shares convertible into Shares.

Name	Title	Citizenship	Present Principal Place of Employment
Fernando Chico Pardo	Chairman	Mexican	Promecap S.A. de C.V.
Andres Chico Hernandez	Board Member	Mexican	CHPAF Holdings S.A.P.I. de C.V.
Felipe Chico Hernandez	Board Member	Mexican	CHPAF Holdings S.A.P.I. de C.V.
Pablo Chico Hernandez	Board Member	Mexican	SSA Marine Mexico S.A. de C.V.
Jose Miguel Enrich Liñero	Secretary	Mexican	Promecap S.A. de C.V.

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